SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILES PURSUANT TO
§ 240.13d-2(a)

(Amendment No.____)*

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

153435102

(CUSIP Number)

Mark Kaoufman

The Whitehall Group

26, Pravdy Str.,

Moscow, 127137

Russian Federation

+ 7 495 786 76 01

With a copy to:

Ben Burman

Darrois Villey Maillot Brochier AARPI

69, avenue Victor Hugo

75116 Paris

France

+ 33 1 45 02 19 19

(Name, Address and Telephone Number of Person

Authorized to Receive Notices of Communication)

February 24, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)
       (Page 1 of 10 Pages)

CUSIP No. 153435102	13D	(Page 2 of 10 Pages)

1	NAME OF REPORTING PERSON Mark Kaoufman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dual citizen of Russian Federation and Israel
NUMBER OF SHARES	7	SOLE VOTING POWER 2,931,248
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,931,248
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,931,248
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Common Shares”), of Central European Distribution Corporation, a corporation organized under the laws of the State of Delaware (the “Issuer”). The address of the principal executive offices of the Issuer is at Two Bala Plaza, Suite 300, Bala Cynwyd, PA 19004.

Item 2.	Identity and Background

(a)	This statement is filed by Mr. Mark Kaoufman (“Kaoufman”)
(b)	The business address of Kaoufman is: The Whitehall Group 26, Pravdy Str., Moscow, 127137 Russian Federation

(c)    Kaoufman’s present principal occupation is as the Chief Executive Officer of the Whitehall Group, which is one of the leading importers and distributors of premium wines and spirits in Russia. The business address of the Whitehall Group in Russia is set forth in Item 2(b) above.

(d)   During the last five years, Kaoufman has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, Kaoufman has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Kaoufman is a citizen of the Russian Federation and of Israel.
Item 3.	Source and Amount of Funds or Other Consideration

On March 6, 2009, Kaoufman acquired sole beneficial ownership of 831,248 Common Shares transferred to him by Barclays Wealth Trustees (Jersey) Limited, as Trustee to the First National Trust (in such capacity, the “Trustee”), as a distribution in kind from the First National Trust, of which Kaoufman is the primary beneficiary. These 831,248 Common Shares were among 843,524 Common Shares acquired by the Trustee on October 21, 2008, pursuant to the terms of a Share Sale and Purchase Agreement, dated May 23, 2008 and amended October 21, 2008, by and among, the Trustee, Polmos Bialystok S.A., a joint stock company incorporated under the laws of Poland and a subsidiary of the Issuer (“Bialystok”), WHL Holdings Ltd, a private limited liability company organized under the laws of Cyprus, and the Issuer (as so amended through October 21, 2008, the “Share Purchase Agreement”), as part of the consideration paid by Bialystok for the acquisition of 3,749 Class A Shares and 5,625 Class

B Shares of Peulla Enterprises Limited, a private limited liability company organized under the laws of Cyprus and the holding company for the Whitehall Group (“Peulla”).  Pursuant to the terms of the Share Purchase Agreement, the Common Shares issued to the Trustee on October 21, 2008 were issued at a price of $57.02 per share, equivalent to the average daily closing share price, weighted by daily volume, on the NASDAQ Global Select Market for a Common Share during the 90-trading day period ending on (and including) May 21, 2008.

On February 24, 2009, the Trustee, Bialystok, WHL Holdings Ltd and the Issuer, entered into and closed upon Amendment No. 5 to the Share Purchase Agreement (the “Amendment”). Pursuant to the terms of the Amendment, the Issuer issued to Kaoufman 2,100,000 Common Shares in partial consideration of certain cash obligations outstanding under the terms of the original Share Purchase Agreement. Pursuant to the terms of Amendment No. 5, the 2,100,000 Common Shares issued to Kaoufman on February 24, 2009 were issued at a price of $12.03 per share, equivalent to the average daily closing share price, weighted by daily volume, on the NASDAQ Global Select Market for a Common Share during the 10-trading day period ending on (and including) February 22, 2009.

Item 4.	Purpose of Transaction

Kaoufman acquired the Common Shares, directly from the Issuer and indirectly through the Trustee, as part of the consideration received for the sale to Bialystok of 80% of the economic interests and 50% less one vote of the voting interests in the Whitehall Group. The Common Shares were acquired for investment purposes.

Kaoufman remains Chief Executive Officer of the Whitehall Group and in that capacity has effective management control over the subsidiaries of the Issuer set forth at numbers 29 through 39 on the list of subsidiaries filed as Exhibit 21 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission (“SEC”) on March 2, 2009 (file no. 000-24341).  In his capacity as Chief Executive Officer of the Whitehall Group, Kaoufman may have discussions from time to time with the senior management of the Issuer regarding the financial condition, strategy, business, assets and operations of the Issuer to the extent that they relate to the Whitehall Group. In the future those discussions may include one or other of the actions referred to in subsections (a) through (j) of Item 4 of Schedule 13D.

Kaoufman intends to review his investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial condition and strategic direction, the trading price of the Common Shares, the other investment opportunities available to Kaoufman, conditions in the financial markets and general economic and industry conditions, Kaoufman reserves the right to take such actions in the future with respect to his holding of Common Shares as he deems appropriate, subject to applicable law, including acquiring additional Common Shares or disposing of some or all of his existing Common Shares (in the open market, in privately negotiated transactions, or otherwise) and/or otherwise changing his intention with respect to any or all of the matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in Securities of the Issuer

(a), (b)Kaoufman beneficially owns 2,931,248 Common Shares, with respect to all of which he has sole voting power and sole dispositive power. Based on the 49,444,874 Common Shares outstanding as of February 25, 2009 (as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 2, 2009), the Common Shares beneficially owned by Kaoufman represent 5.9% of Common Shares outstanding.

(c)       Except for the transactions set forth in Item 2 above, which are incorporated into this Item 5(c) by reference, Kaoufman has effected no transactions with respect to the Common Shares over the last 60 days.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

All of the Common Shares beneficially owned by Kaoufman are subject to a Registration Rights Agreement, dated October 21, 2008, by and between the Trustee and the Issuer (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, Kaoufman has the right to demand that the Issuer register under the Securities Act of 1933, as amended, all of the Common Shares beneficially owned by him. Pursuant to Amendment No. 5, Kaoufman has exercised that demand registration right and the Issuer has undertaken (x) to file with the SEC a registration statement registering with the SEC all of the Common Shares beneficially owned by Kaoufman (the “Registration Statement”) as promptly as reasonably practicable following the date on which the Issuer has received certain financial information required to be included in the Registration Statement (the “Required Financial Information”) from the Whitehall Group and (y) to use its reasonable best efforts to have the Registration Statement declared effective by the SEC no later than 30 days after the date on which the Issuer has received the Required Financial Information. The date on which the Registration Statement is declared effective is referred to as the “Registration Date”.

Pursuant to the Amendment, the following agreements and undertakings are in effect between the Issuer and Kaoufman with respect to the Common Shares beneficially owned by Kaoufman:

•

If on any day or days during the period commencing on the Registration Date and ending on the date that is 210 days after the Registration Date (or, if such date is not a business day, then the next business day after such date) (any such day, a “Sales Day,” and such period, the “Sales Period”), Kaoufman (or any affiliate of Kaoufman to which Kaoufman has transferred Common Shares) sells any Common Shares originally issued to the Trustee or to Kaoufman pursuant to the Share Purchase Agreement and/or the Amendment in one or more transactions for an average sales price per share, weighted by volume (the “Sale Price”), that is less than $12.03 per share (the “Guarantee Price”), the Issuer shall pay Kaoufman, on a quarterly basis, the excess of the Guarantee Price over the volume weighted average sales price per Common Share traded on the NASDAQ Global Select Market during regular trading hours on the Sales Day on which each such sale took place (the “Average Price”), multiplied by the number of Common Shares sold, for each such sale (any such payment, a “Guarantee Payment”). If the Average Price exceeds the Guarantee Price on any particular Sales Day, the Issuer will not be required to make any payments with regard to any sales of Common Shares on such Sales Day, notwithstanding the fact that the Average Price may have exceeded the Sale Price on such Sales Day. Likewise, if the Sale Price exceeds the Guarantee Price on any particular Sales Day, the Issuer will not be required to make any payments with regard to any sales of Common Shares on such Sales Day, notwithstanding the fact that the Guarantee Price may have exceeded the Average Price on such Sales Day.

•

Until the earlier of (1) the end of the Sales Period and (2) the last trading day in the first 15 consecutive trading day period during which the Average Price exceeds $16.24 on each of those 15 consecutive trading days (such day, the “Release Date”), Kaoufman and any affiliate of Kaoufman to which Kaoufman has transferred Common Shares shall not, without the Issuer’s consent, sell more than an aggregate of 750,000 Common Shares in any calendar month at a price that is lower than $16.24 per Common Share. In the event that this undertaking is breached, the Issuer will be relieved from its obligation to make any Guarantee Payments that arise on any Sales Day occurring during or after the calendar month in which the breach occurs. In addition, upon the occurrence of the Release Date, the Issuer will be released from its obligations to make any Guarantee Payments that arise after the Release Date.

•

Until the earlier of (1) the end of the Sales Period and (2) the Release Date, Kaoufman and any affiliate of Kaoufman to which Kaoufman has transferred any Common Shares may not effect any short sale of Common Shares, establish any “put equivalent position” with respect to any Common Shares, grant any other right with respect to Common Shares or any security that relates to or derives any significant part of its value from Common Shares, or otherwise seek to hedge its position in Common Shares. In the event that this undertaking is breached, the Issuer will be relieved from its obligation to make any Guarantee Payments that arise on any Sales Day occurring during or after the calendar month in which the breach occurs.

•

In addition to the payments discussed above, the Issuer will make an additional payment to the Trustee (or its designee) no later than the third business day after the end of the Sales Period as follows: (1) if the average daily closing price of the Common Shares, weighted by daily volume and rounded down to the nearest whole cent, during the Sales Period (the “Sales Period Average Price”) is equal to or exceeds $12.63, the Company will make no additional payment to the Trustee (or its designee); (2) if the Sales Period Average Price is equal to or less than the Guarantee Price, the Issuer will make an additional payment of EUR 1,500,000 to the Trustee (or its designee); and (3) if the Sales Period Average Price is greater than 100% but less than 105% of the Guarantee Price, the Issuer will make an additional payment to the Trustee (or its designee) equal to the product of (x) EUR 1,500,000, multiplied by (y) a fraction, the numerator of which will be the absolute value of the difference between the Sales Period Average Price and $12.63, and the denominator of which will be $0.60. If the Issuer makes any payment to the Trustee (or any designee) pursuant to this undertaking, the Trustee will, in consideration for such payment, transfer to Bialystok an additional number of Peulla Class B Shares (rounded down to the nearest whole share) equal to the product of (A) 75, multiplied by (B) a fraction, the numerator of which will be the amount of the payment made by the Issuer to the Trustee, and the denominator of which will be €1,500,000.

Item 7.	Material to be Filed as Exhibits

The following are filed as exhibits to this statement on Schedule 13D:

Exhibit No.	Description
Exhibit 1	Share Sale and Purchase Agreement, dated May 23, 2008, by and among Barclays Wealth Trustees (Jersey) Limited (in its capacity as trustee of The First National Trust), WHL Holdings Limited, Polmos Bialystok S.A. and Central European Distribution Corporation (filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer (file no. 000-24341) with the SEC on May 30, 2008 and incorporated herein by reference).

Exhibit 2	Amendment No. 1 to Share Sale and Purchase Agreement, dated October 21, 2008, by and among Barclays Wealth Trustees (Jersey) Limited (in its capacity as trustee of The First National Trust), WHL Holdings Limited, Polmos Bialystok S.A. and Central European Distribution Corporation.*

Exhibit No.	Description
Exhibit 3	Amendment No. 5 to Share Sale and Purchase Agreement, dated February 24, 2009, by and among Barclays Wealth Trustees (Jersey) Limited (in its capacity as trustee of The First National Trust), WHL Holdings Limited, Polmos Bialystok S.A. and Central European Distribution Corporation (filed as Exhibit 2.19 to the Annual Report on Form 10-K filed by the Issuer (file no. 000-24341) with the SEC on March 2, 2009 and incorporated herein by reference).

Exhibit 4	Registration Rights Agreement, dated October 21, 2008, by and between Central European Distribution Corporation and Barclays Wealth Trustees (Jersey) Limited (in its capacity as trustee of The First National Trust) (filed as Exhibit 4.9 to the Annual Report on Form 10-K filed by the Issuer (file no. 000-24341) with the SEC on March 2, 2009 and incorporated herein by reference).

                 * Filed herewith

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2009

/S/ MARK KAOUFMAN
Mark Kaoufman

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1	Share Sale and Purchase Agreement, dated May 23, 2008, by and among Barclays Wealth Trustees (Jersey) Limited (in its capacity as trustee of The First National Trust), WHL Holdings Limited, Polmos Bialystok S.A. and Central European Distribution Corporation (filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer (file no. 000-24341) with the SEC on May 30, 2008 and incorporated herein by reference).

Exhibit 2	Amendment No. 1 to Share Sale and Purchase Agreement, dated October 21, 2008, by and among Barclays Wealth Trustees (Jersey) Limited (in its capacity as trustee of The First National Trust), WHL Holdings Limited, Polmos Bialystok S.A. and Central European Distribution Corporation.*

Exhibit 3

Amendment No. 5 to Share Sale and Purchase Agreement, dated February 24, 2009, by and among Barclays Wealth Trustees (Jersey) Limited (in its capacity as trustee of The First National Trust), WHL Holdings Limited, Polmos Bialystok S.A. and Central European Distribution Corporation (filed as Exhibit 2.19 to the Annual Report on Form 10-K filed by the Issuer (file no. 000-24341) with the SEC on March 2, 2009 and incorporated herein by reference).

Exhibit 4	Registration Rights Agreement, dated October 21, 2008, by and between Central European Distribution Corporation and Barclays Wealth Trustees (Jersey) Limited (in its capacity as trustee of The First National Trust) (filed as Exhibit 4.9 to the Annual Report on Form 10-K filed by the Issuer (file no. 000-24341) with the SEC on March 2, 2009 and incorporated herein by reference).

* Filed herewith